Mail Stop 4561

February 9, 2009

Mr. Jonathan Oorlog
Chief Financial Officer
Gateway Tax Credit Fund III Ltd.
800 Carillon Parkway
St. Petersburg, FL 33716

      Re: **Gateway Tax Credit Fund III Ltd.**
              Form 10-K for the fiscal year ended March 31, 2007
              Amendment No. 3 to Form 10-K for the fiscal year ended March 31, 2007
              File No. 0-21762

Dear Mr. Oorlog:

We have completed our review of the above referenced filings and have no further comments at this time.

Sincerely,

Kevin Woody
Branch Chief